UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

SCHEDULE 14F-1
___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

RED ROCK PICTURES HOLDINGS, INC.
(Exact name of registrant as specified in its corporate charter)

333-108690
(Commission File No.)

Nevada	98-0441032
(State of Incorporation)	(IRS Employer Identification No.)

6019 Olivas Park Drive, Suite C
Ventura, California 93003
(Address of principal executive offices)

323-790-1813
(Registrant’s telephone number)
__________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
__________________________________________________________________________

RED ROCK PICTURES HOLDING, INC.
6019 Olivas Park Drive, Suite C
Ventura, California 93003
(323) 790-1813

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about October 11, 2011, to the holders of record at the close of business on October 10, 2011 (the “Record Date”) of shares of our common stock, par value $0.001 per share (“Common Stock”) of Red Rock Pictures Holdings, Inc., a Nevada  corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by that certain Share Exchange Agreement, dated October 10, 2011 (the “Share Exchange Agreement”), by and among (i) the Company, (ii) Crisnic Fund, S.A., our former principal stockholder (“Crisnic), (iii) Revolutions Oil, LLC (aka Red Rock Direct, LLC), a California limited liability company, (iv) Office Supply Line, Inc. (“OSL”) and (v) the shareholders of OSL.  The transactions contemplated by the Share Exchange Agreement were consummated on October 10, 2011 (the “Closing Date”).

Except as otherwise indicated by the context, references in this Information Statement to “we,” “us,” “our,” “our Company,” or “the Company” are to the combined business of Red Rock Pictures Holdings, Inc. and its consolidated subsidiaries.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

On the Record Date, 15,198,255 shares of our Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On the Closing Date, we entered into the Share Exchange Agreement, pursuant to which OSL transferred to us all of the membership interests in Office Supply Line, Inc. in exchange for the issuance of 50,000,000 shares of our Common Stock to OSL.  In addition, Crisnic, which had previously been our majority shareholder, cancelled all of its shares in the Company.  The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company in which Crisnic no longer was our principal shareholder.

On the Closing Date, Anthony Gentile, Kenneth G. Eade and Richard M. Cutler submitted their resignations from our Board of Directors and appointed Mr. Eli Feder and Mr. Eric Kotch to our Board of Directors. Mr. Gentile’s and Mr. Eade’s resignations will become effective on the 10th day following the mailing of this Information Statement to our stockholders (the “Effective Date”), while Mr. Cutler’s resignation became effective immediately.

The incoming directors are not currently directors of the Company, did not hold any positions with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of October 10, 2011 with respect to the holdings of: (1) each person known to us to be the beneficial owner of more than 5% of our common stock; (2) each of our directors, nominees for director and named executive officers; and (3) all directors and executive officers as a group. To the best of our knowledge, each of the persons named in the table below as beneficially owning the shares set forth therein has sole voting power and sole investment power with respect to such shares, unless otherwise indicated.

Name of Beneficial Owner and Address	Amount and Nature of Beneficial Ownership of Common Stock	Percent of Common Stock (1)	Amount and Nature of Beneficial Ownership of Preferred Stock	Percent of Preferred Stock (2)
Crisnic Fund, S.A. Conhotel Office Center Office 5 Sabana San Jose, Costa Rica	-	-	650,001 (3)	100%
Eric Kotch (4) 1710 First Avenue New York, NY 10028	22,465,000	34.6%	-	-
Eli Feder 1710 First Avenue New York, NY 10028	18,597,500	28.6%	-	-
All directors and executive officers as a group (2 people)	41,062,500	63.2%	-	-

(1)
Based on 65,000,000 shares of common stock issued and outstanding as of October 10, 2011.  Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

(2)	Based on 650,001 shares of Series A Preferred Stock issued and outstanding as of October 10, 2011.
(3)
The 650,001 shares of Series A Preferred Stock were placed in escrow upon issuance, pursuant to the terms in the escrow agreement entered into by the Company, Crisnic, OSL and Sichenzia Ross Friedman Ference Anslow LLP, dated October 10, 2011 (the “Escrow Agreement).  Upon the satisfaction of the terms of the Escrow Agreement, the shares will be returned to the Company.  Should the terms of the Escrow Agreement be defaulted upon, then the shares will be released to Crisnic.

(4)	Mr. Kotch personally owns 890,000 shares and through his wife, Andrea Kotch, is the beneficial owner of the 21,575,000 shares owned by ARMK, LLC.

Changes in Control

We are not aware of any person who owns of record, or is known to own beneficially, five percent or more of our outstanding securities of any class, other than as set forth above.  We do not have an investment advisor.  There are no current arrangements which will result in a change in control.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following sets forth information about our directors and executive officers as of the date of this report:

Name	Age	Position
Eli Feder (1)	54	Chief Executive Officer and Director
Eric Kotch (1)	52	Chief Financial Officer, Treasurer, Secretary and Director

(1) Messrs. Feder and Kotch will become directors on the tenth day following the mailing of the Information Statement to our stockholders, which such mailing is expected to occur on or about October 10, 2011.

Eli Feder will serve as the President and Chief Executive Officer of the Company.  He is also the founder and Chairman of Infinity Network.  Eli has launched several successful companies in the food service and marketing industries. His experiences include founding Quality Care, a nursing staffing firm startup, that now employs 1,500 people in the New York Metropolitan Area and participating successfully in the development of several food products that have been commercialized (eg a peanut butter and jelly cookie was conceived and sold to Smuckers).  Eli served as Director of Business Development for Splitstream Technologies; the underlying technology that powered Countonme, a registered card program.  He has since acquired the technology for use by Infinity Network. Eli was named one of the “Top 40 Businessmen Under 40” by Entrepreneur Magazine.

Eric Kotch will serve as the Chief Financial Officer, Secretary and Treasurer of the Company. He is currently a manager of Vesuvio Import Company and Beverage Investment Group, LLC which are currently marketing the Sopranos Italian Wines under license from HBO. He has over 20 years of experience in finance and marketing, including 15 years as principal of Express Capital Corporation and Anvil Mortgage Banking Ltd.  At Anvil, Kotch had particular success through homebuyer seminar marketing.  After settling litigation in 2001 with the NYS Attorney General, Kotch founded Black Diamond Enterprises, LLC (“BDE”) a small venture capital company that finances and markets innovative technologies.  BDE created and marketed the patented Owl Optical Wallet Light.  Approximately three million OWLs have been sold worldwide through direct response marketing.  BDE is currently developing the patented Pivot Putter. Kotch is a graduate of the Wharton School and the University of Pennsylvania Law School and a member of the New York State Bar.

Family Relationships

There are no family relationships among any of our officers or directors.

Conflicts of Interest

Certain potential conflicts of interest are inherent in the relationships between our officers and directors and us.

From time to time, one or more of our affiliates may form or hold an ownership interest in and/or manage other businesses both related and unrelated to the type of business that we own and operate.  These persons expect to continue to form, hold an ownership interest in and/or manage additional other businesses which may compete with our business with respect to operations, including financing and marketing, management time and services and potential customers. These activities may give rise to conflicts between or among the interests of us and other businesses with which our affiliates are associated.  Our affiliates are in no way prohibited from undertaking such activities, and neither us nor our shareholders will have any right to require participation in such other activities.

Further, because we intend to transact business with some of our officers, directors and affiliates, as well as with firms in which some of our officers, directors or affiliates have a material interest, potential conflicts may arise between the respective interests of us and these related persons or entities.  We believe that such transactions will be effected on terms at least as favorable to us as those available from unrelated third parties.

With respect to transactions involving real or apparent conflicts of interest, we have adopted policies and procedures which require that: (i) the fact of the relationship or interest giving rise to the potential conflict be disclosed or known to the directors who authorize or approve the transaction prior to such authorization or approval, (ii) the transaction be approved by a majority of our disinterested outside directors, and (iii) the transaction be fair and reasonable to us at the time it is authorized or approved by our directors.

Our policies and procedures regarding transactions involving potential conflicts of interest are not in writing.  We understand that it will be difficult to enforce our policies and procedures and will rely and trust our officers and directors to follow our policies and procedures.  We will implement our policies and procedures by requiring the officer or director who is not in compliance with our policies and procedures to remove himself and the other officers and directors will decide how to implement the policies and procedures, accordingly.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions, and Director Independence – Transactions with Related Persons,” none of our directors, director nominees, or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates, or associates which are required to be disclosed pursuant to the rules and regulations of the Commission.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,
AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

OSL has received a loan from Eric Kotch, an executive officer, in the amount of $4,508. This loan was given at the inception of OSL’s operations to cover start-up and other general expenses. The loan is interest free with no due date, but can be due on demand at any time.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or stockholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

We do not have any independent directors. Because our common stock is not currently listed on a national securities exchange, we have used the definition of “independence” of The NASDAQ Stock Market to make this determination.  NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  The NASDAQ listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three years was, an employee of the company;
•
the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

•	a family member of the director is, or at any time during the past three years was, an executive officer of the company;
•
the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

•
the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or

•
the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Mr. Feder and Mr. Kotch are not considered to independent because they are both executive officers of the Company.

Board Meetings and Annual Meeting

During fiscal year ended August 31, 2011, our Board of Directors did not meet. We did not hold an annual meeting in 2010.

Board Committees

We do not currently have a separately designated audit, nominating or compensation committee.

Board Leadership Structure and Role in Risk Oversight

Mr. Feder serves as both our President and Chief Executive Officer and as the Chairman of our Board of Directors.  Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder Communications

Our Board of Directors does not currently provide a process for stockholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder communications in the future.

EXECUTIVE COMPENSATION

The following sets forth information with respect to the compensation awarded or paid to Eli Feder, our Chief Executive Officer, Eric Kotch, our Chief Financial Officer, Secretary and Treasurer and Anthony Gentile, our former President, Chief Financial Officer and Secretary for all services rendered in all capacities to us in fiscal 2010.  These three executive officers are referred to as the “named executive officers” throughout this report.

Summary Compensation Table

The following table sets forth information regarding each element of compensation that we paid or awarded to our named executive officers for the six months ended June 30, 2011 and fiscal 2010.

Name and Principal Position	Year	Salary($)		Bonus($)		All Other Compensation ($)		Total($)
Eli Feder (1)	2011		$90,000		$0		$0		$90,000
Chief Executive Officer	2010		$45,000		$0		$0		$45,000

Eric Kotch (1)	2011		$90,000		$0		$0		$90,000
Chief Financial Officer, Secretary and Treasurer	2010		$45,000		$0		$0		$45,000

Anthony Gentile (2) Former President, Chief Financial Officer and Secretary	2011 2010	$ $	0 0	$ $	0 0	$ $	0 0	$ $	0 0

Reno Rolle (3) Former President and Chief Executive Officer	2011 2010	$ $	0 4,000	$ $	0 0	$ $	0 0		$0 4,000

Todd Wiseman (3)	2011		$0		$0		$0		$0
Former Chief Strategist Officer	2010		$4,000		$0		$0		$4,000

(1) On October 10, 2011, we acquired OSL through a share exchange transaction and, in connection with that transaction, Mr. Feder was appointed as our Chief Executive Officer and Mr. Kotch was appointed as our Chief Financial Officer, Secretary and Treasurer.  The amounts in this table reflect compensation awarded or paid by OSL to Mr. Feder and Mr. Kotch in the six months ended June 30, 2011 and fiscal 2010.
(2) Mr. Gentile resigned as an executive officer of the Company on October 10, 2011.  Prior to his resignation, he had been the Company’s chief financial officer, secretary and treasurer since his appointment on August 17, 2011.
(3) Mr. Rolle and Mr. Wiseman resigned as executive officers of the Company on August 17, 2011. Prior to their resignations, Mr. Rolle had been the Company’s chief executive officer and Mr. Wiseman had been the Company’s chief strategist officer.

Outstanding Equity Awards at Fiscal Year-End Table

We had no outstanding equity awards as of the end of fiscal 2010.

Employment Agreements

Currently, none of our officers or directors is subject to an employment agreement.

Compensation of Directors

The Company’s director received no compensation.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Centracan incorporated has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 10, 2011	Red Rock Pictures Holdings, Inc.

	By:	/s/ Eli Feder
Eli Feder
President and Chief Executive Officer